Exhibit 99.111

NexTech Signs Multi-Platform AR Deal With Medical Device Manufacturer Sterilis Solutions

Sterilis to use NexTech’s 3D augmented reality and AR learning technologies to drive future sales through dealer network.

New York, NY – Toronto, ON – December 17th, 2019 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), the leader in augmented reality (AR) for eCommerce and AR learning applications is pleased to announce that Sterilis Solutions, one of the United States’ most innovative medical waste device manufacturers, has signed on for both NexTech’s WebAR offering as well as its AR University. Today’s announcement marks the beginning of a significant new use case and opportunity for NexTech’s AR technology in the medical device market, which according to Fortune Business Insights is worth $150 billion.

Sterilis will be providing NexTech’s AR learning assets to its leading dealers and their sales teams.

Andy Marshall, CEO, Sterilis stresses the critical importance of using AR technology from NexTech AR Solutions, “AR is more powerful than a brochure especially with the interaction.” He continues that, “We will use it to educate our customers on the core functions of our device as well as supporting our sales team in showing off this 1,100 lb. machine to our global dealer network.”

Echoing the business impact that NexTech AR can have on leading medical device manufacturers such as Sterilis, Evan Gappelberg, CEO of NexTech states: “We are excited that Sterilis has adopted NexTech’s powerful and industry-leading augmented reality offering to drive both its product marketing and client education activities. Because our proprietary 3D augmented reality (3D/AR) solution and our AR learning tools work on any AR enabled mobile phone it will help Sterilis to vastly improve its product demonstration capabilities while significantly enhancing its ability to communicate key competitive features of its products at trade shows and really everywhere.” He continues, “Sterilis has chosen NexTech as a key business growth partner. Unlike other AR/VR companies which charge a fortune and which often require special software and training, NexTech’s easy to use and monthly revenue-focused product suite allows its clients to do more and to sell more. All of this results in a stronger bottom line for our customers and recurring revenues for us.”

The U.S. remains the largest medical device market in the world with a market size of around $156 billion. It represents about 40 percent of the global medical device market valued at $425.5 billion in 2018, and is expected to reach $612.7 billion by 2025 with a CAGR of 5.4% between 2018 and 2025, according to Fortune Business Insights. Compared to several other industries including automotive, defense, and telecommunications, the medical device industry invests a higher percentage of yearly revenues into product innovation, reflecting the competitive nature of the industry and constant innovation and improvement of existing technologies.

About Sterilis

Sterilis is a new on-site, on-demand remediation device that turns regulated medical waste (RMW) into harmless confetti to be thrown safely in the regular trash. It replaces haulers and incineration. It’s simple to use, reduces patient and employee risk, reduces regulatory liability, eliminates paper reporting, all in a cost- effective way.

About NexTech AR Solutions Corp.

NexTech is the leader in the rapidly growing AR industry, estimated to hit $120 billion by 2022, according to Statista. NexTech, the first publicly traded “pure-play” AR company, began trading on the CSE on October 31st, 2018. NexTech has a two- pronged strategy for rapid growth including growth through acquisition of eCommerce businesses and growth of its omni-channel AR SaaS platform called ARitize™. NexTech has an exclusive license to a portfolio of patents 7,054,831, 7,266,509 and patent-pending applications 15351508, 62457136, 62559487, related to interactive gaming, interactive advertising, and augmented reality (“AR”) technology.

The company is pursuing four multi-billion dollar verticals in AR.

ARitize™ For eCommerce; The company launched its technologically advanced webAR for e-commerce early in 2019 and has been rapidly signing up customers onto its SaaS platform. Customers include Walther Arms, Wright Brothers, Mr. Steak, and Budweiser. NexTech has the first ‘full funnel’ end-to-end e-commerce solution for the AR industry including its 3D product capture, 3D ads for Facebook and Google, ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ University; having launched in June 2019, the app-based solution allows companies and educational establishments to leverage all of their existing 2D assets

- YouTube videos, PDF documents, PowerPoint decks, images, etc. - and then overlay immersive 3D-AR experiences on top of that content for an interactive training experience that drives productivity.

ARitize™ Hollywood Studios; expected to launch in Q4 2019, the studio has created a proprietary entertainment venue for which it is producing immersive content using 360 video, and augmented reality as the primary display platform.

ARitize™ 3D-AR-360 Advertising Platform: expected to launch in Q4 2019/Q1 2020 the ad platform will be the industry’s first end-end solution whereby the company will leverage it’s 3D asset creation into 3D, 360, AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

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On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”

CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@NexTechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the issuance of shares to compensate service providers and the Company conserving available funds and ensuring continuity of its service providers are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward- looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.